Exhibit 99.1
(1) The amount of shares does not give effect to a 10-for-1 stock split of the common stock of Dex Media, Inc. (the "Issuer"), $0.01 par value, to be effected on July 26,
2004, as disclosed on the Issuer's Amendment No. 2 to Form S-1 Registration
Statement No. 333-115489, filed with the Securities and Exchange Commission on June 28, 2004 (the "Registration Statement").
(2) All outstanding shares of the Issuer's 5% Series A Preferred Stock will be redeemed for cash by the Issuer on July 26, 2004, as disclosed in the Registration
Statement.
(3) The option to purchase 25% of these shares vests in equal installments of 6.25%
on December 31st of each of the years 2004 through 2007.  The option to purchase the remaining 75% of the shares vests on the eighth anniversary of the grant date, subject to earlier vesting based on the Issuer's satisfaction of certain performance criteria for each of the calendar years ending December 31st of 2004 through 2007.